Exhibit 12

CARNIVAL CORPORATION & PLC

Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Six Months Ended
	May 31,
	2013	2012
Net income (loss)	$78	$(125)
Income tax expense (benefit), net	2	(2)

Income (loss) before income taxes	80	(127)

Fixed charges
Interest expense, net	161	175
Interest portion of rent expense (a)	9	10
Capitalized interest	7	11

Total fixed charges	177	196

Fixed charges not affecting earnings
Capitalized interest	(7)	(11)

Earnings before fixed charges	$250	$58

Ratio of earnings to fixed charges	1.4	-

Coverage deficiency	-	138

(a)	Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.